Exhibit 4.78

Summary of the Private Instrument of Commitment to Purchase and Sale of Real Property, entered into on March 29, 2923, in connection with Fazenda Araucária

Parties: Imobiliária Araucária Ltda., as seller; Procópio & Oliveira Ltda. – ME, as purchaser.

Purpose: The sale of the ideal fraction of 332.23 ha of areas owned by Imobiliária Araucária Ltda. in the Araucária farm, which comprises 215.08 ha of arable land, for the total price in Brazilian reais equivalent to 63,875 bags of soybean, in the ratio of 297 bags of soybean per arable hectare. The payment is to be made in five annual installments, as follows: (i) 18.9% of the total amount, equivalent to the volume of 12,045 bags of soybean, in 2023; (ii) 18.9% of the total amount, equivalent to the volume of 12,045 bags of soybean, in 2024; (iii) 18.9% of the total amount, equivalent to the volume of 12,045 bags of soybean, in 2025; (iv) 18.9% of the total amount, equivalent to the volume of 12,045 bags of soybean, in 2026; and (v) 24.6% of the total amount, equivalent to the volume of 15,695 bags of soybean, in 2027.